C O R P O R A T E P R E S E N T A T I O N | O C T O B E R 2 0 2 1 Saving Lives Through Innovative Molecular Diagnostic Solutions Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated October 26, 2021 Relating to Preliminary Prospectus dated October 26, 2021 Registration No. 333-260176

A D V I S O R Y Filed pursuant to Rule 433 of the Securities Act of 1933 , as amended . This free writing prospectus related to the proposed initial public offering of ordinary shares of Mainz Biomed N . V . (“Mainz” or the “Company”), which are being registered on a registration statement (including a prospectus) on Form F - 1 /A (the “Registration Statement”) . The Registration Statement has not yet been declared effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents Mainz has filed with the United States Securities and Exchange Commission (“SEC”) for more complete information about Mainz and the proposed offering . You may get these documents for free by visiting EDGAR on the SEC web site at www . sec . gov . Alternatively, Mainz and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Boustead Securities, LLC at 949 . 502 . 4408 or by email at offerings@boustead 1828 . com or standard mail at Boustead Securities, LLC, Attn : Equity Capital Markets, 6 Venture, Suite 395 , Irvine, CA 92618 , USA . This document contains forward - looking statements . In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing . We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us . Such forward - looking statements relate to future events or our future performance, including : our financial performance and projections ; our growth in revenue and earnings ; and our business prospects and opportunities . 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For Boustead Securities, LLC’s customers and clients, please see our ‘Regulation Best Interest Relationship Guide’ on the Form CRS Reg BI page which can be found on our website at https : //www . boustead 1828 . com/form - crs - reg - b i . For FlashFunders’ visitors, you may review the Form CRS of Boustead Securities, LLC under the Form CRS section . Please also carefully review and verify the accuracy of the information you provide us on account applications, subscription documents and others .

O F F E R I N G S U M M A R Y Issuer Mainz Biomed N.V. (“Mainz” or the “Company”) Exchange & Ticker Nasdaq Capital Market Reserved Symbol: MYNZ Fully - Diluted Ordinary Shares Outstanding Prior to Completion of the IPO 13,455,000 shares Ordinary Shares Offered by the Company 2,000,000 shares (plus up to an additional 300,000 Ordinary Shares if the full over - allotment option is exercised by the underwriters) Fully - Diluted Ordinary Shares Outstanding Immediately After the Offering 15,595,000 shares (or 15,916,000 shares if the underwriters exercise the over - allotment option in full) Estimated Offering Price and Size $4.00 to $6.00 per share; Maximum Offering Size of $13,800,000 Use of Proceeds • Research and development (primarily for the further development of ColoAlert, PancAlert and Genostrip) • Initiate clinical study pathway for FDA approval of ColoAlert • Marketing and sales • General & administrative purposes Lead Underwriter Boustead Securities, LLC Issuer’s U.S. Legal Counsel Ortoli Rosenstadt LLP Underwriter’s U.S. Legal Counsel Sichenzia Ross Ference LLP Auditor BF Borgers CPA PC 3 © 2021 MAINZ BIOMED • INVESTOR DECK Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

4 © 2021 MAINZ BIOMED • INVESTOR DECK A B O U T Mainz BioMed – founded in Germany and aiming to become a leading provider of easy - to - use diagnostic solutions for patients everywhere. Early identification of cancer saves lives. To be effective, sample collection needs to be simple, readily available, and affordable. We develop innovative products and product candidates that quickly and easily identify the early onset of several leading deadly conditions – such as colorectal (“CRC”) and pancreatic cancer. Our goal is to place effective solutions where they need to be… In your hands. Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

INVESTMENT HIGHLIGHTS

A Blockbuster Early Detection Test for Colorectal Cancer

COLOALERT CE IVD[1]

Significant Impact: Colorectal cancer is the 2nd most lethal cancer in the US, but also highly preventable; with early detection providing 5-year survival rates above 90%.[1]

Revenue Generating: ColoAlert has received CE accreditation and is approved for sale in Europe. European sales provide near-term revenue potential, while we prepare our entry into the US market.

Upside Potential: We plan on starting the FDA process shortly after our public-listing. Recent FDA guidance recommends colorectal cancer screening for everyone over the age of 45, which translates to market potential of over 52 million tests per year.[a]

Ease of Use — Non-invasive test, which can be taken at home, with rapid response of 92% specificity and 85% sensitivity. Designed to be easier to administer than Exact Science's ColoGuard, more accurate than FIT, and much less invasive than a colonoscopy.[b]

Attractive Valuation — Our closest peer, Exact Sciences (NASDAQ: EXAS) - ColoGuard product is only sold in the US - has a market cap of approximately 16 billion USD. Mainz Biomed will IPO at a fraction of this valuation.[b]

Experienced Management — Seasoned and experienced management, board & advisors with particular skill sets in commercializing and monetizing medical diagnostics at some of the largest medical companies in the world.

MAINZBIOMED

[1] Colorectal cancer is the second leading cause of cancer death in the US – Cancer.org
[a] See page #7
[b] See page #13

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 5

DIAGNOSTIC OPPORTUNITY

Accurate, Non-Invasive, Simple, Safe Diagnostic Solution to Increase Patient Compliance

MAINZBIOMED

Clinical laboratory tests save costs and lives by enabling early detection and prevention of disease.

Patients with cancers and other conditions are living longer and enjoying better health because of medical revolutions in diagnostic technology.

At its center are genetic and genomic tests that identify the unique genetic profile of individual patients or their disease and allow physicians to tailor treatment to those unique characteristics.


Mainz BioMed develops market-ready molecular genetic diagnostic solutions for life threatening conditions.

*Dollinger MM et al. (2018), ClinLab 64 (10), 1719-1730, internal data comparing ColoAlert to FIT.
NOTE: the globally most-used non-invasive test for screening programs. Fecal immunochemical test (FIT) is a screening test for hidden blood in the stool, which can be an early sign of cancer. FIT only detects human blood from the lower intestines. Blood in stool is often a late-stage sign

COLOALERT CE IVD[†]

[†]Approved for sale in EU

ColoAlert detects tumors better than the Fecal Immunochemical Test (FIT)*

- Higher patient acceptance than FIT test.*
- Accurate, non-invasive, simple, safe diagnostic solution to increase patient compliance.
- Proposed partnerships with clinical labs aims to speed test collection & results.
- Designed to offer significant advantages compared to our major competitor ("ColoGuard"), manufactured by Exact Sciences Corp.

Colorectal Cancer is the #2nd leading killer (Men & women combined)[1]

52,980 deaths due to CRC in USA (2021)[3]

5-year survival rate >90% (If detected at stage A).[2]

[1]Colorectal cancer is the second leading cause of cancer death in the US – Cancer.org
[2]5-Year Survival rate 91% at Stage A – 2018 American Cancer Society Report
[3]Predicted deaths from CRC in USA – Cancer.org

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 6

ABOUT COLORECTAL CANCER

Market Opportunity

COLOALERT

Recent FDA decisions suggest that screening should be conducted once every three years starting at age 45.

Currently, there are 112 Million Americans aged 50+, a total that is expected to increase to 157 million within 10 years.[8]

37 Million
Tests per year in the US
estimated potential: 112M pop. ÷ 3 (years) @100% compliance

52 Million
Tests per year within 10 years
estimated potential: 157M pop. ÷ 3 (years) @100% compliance

19 million
Colonoscopies each year in USA[4]

~38.8%
Age 50 to 75 have never been screened (in USA)[5]

$3.7B
Market Opportunity[6]

52,980
Expected deaths in US, 2021[3]

Risk group patients: BMI > 30. High-fat/-sugar nutrition, consumption of red/processed meat, consumption of tobacco/alcohol, chronic bowel diseases, breast cancer, diabetes mellitus type 2, etc. [7]

Screenings should be done once every 3 years

[3]Predicted deaths from CRC in USA – Cancer.org
[4]19 million colonoscopies annually – iDataResearch.com
[5]Percentage of screening in USA – Centers for Disease Control & Prevention
[6]Internal calculation: 112M individuals/3 X $100 USD = $3.7B USD yearly
[7]Colorectal cancer risk factors – Cancer.org
[8]Population Reference bureau – prb.org

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 7

COLOALERT | NEXT GEN CRC PREVENTION

Simple, Fast, Accurate and Non-Invasive

- ✓ A PCR-based CRC early detection stool test
- ✓ Up to 60% fewer missed cases compared to fecal immunochemical test (FIT)[9]
- ✓ Non-invasive, no preparation or sedation, no time off work
- ✓ 98% patient satisfaction – Easy product to use[10]
- ✓ Designed to offer affordable CRC screening solutions


COLOALERT
TEST KIT FOR
COLORECTAL CANCER
SCREENING
✓ Laboratory Analysis of 4 Biomarkers
✓ Precision Through PCR Technology
✓ Improved Early Phase Detection
✓ Done in 5 Minutes at Home

Europe's answer to Exact Sciences' ColoGuard

Patients receive a simple kit that includes instructions, a stool collector and shipping instructions to return the kit through regular mail to their local lab for testing and results. IT'S THAT EASY.

visit www.coloalert.com

CE IVD

Approved for sale in the European Union

[9] Comparing ColoAlert sensitivity with FITs (Gies et al. Gastroenterology 154/2018)
[10] 98% overall satisfaction with ColoAlert in our internal customer survey.

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 8

COLOALERT | COMMERCIALIZATION
Strategic Roll Out

Aiming to become the leading global brand for CRC detection through extensive US and European market partnerships

The competition's approach...
The largest U.S. provider independently markets and distributes its product directly. All nationwide samples must come from, and be returned to, a single corporate laboratory – a time-consuming process.

Mainz BioMed intends to develop and leverage scalable dissemination through a collaborative partner program

PARTNERSHIPS:
Large lab chains incentivized to support sales & marketing efforts to physician clients & consumers.

RELATIONSHIPS:
Established regional and national labs offer existing client relationships
(i.e.: physicians, clinics, hospitals, universities, government institutions, health organizations, etc).

PROFITABILITY:
ColoAlert is designed for profitability, rapid commercial uptake, and broad consumer acceptance.

PROTECTION:
Mainz BioMed protects its intellectual property through trade secrets to control all critical reagents, processes and formulations.

SONIC HEALTHCARE

LIMBACH GRUPPE

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 9

COLOALERT | COMMERCIALIZATION
Priority Rollout Markets

ColoAlert launches from Germany… to Europe and America

- Expansion into EU markets is aligned with early-stage plans for American market entry.
- Upon FDA approval, Mainz BioMed plans to offer ColoAlert CRC screening test kits to national reference labs and major health institutions in the USA.
- Mainz BioMed is carefully evaluating FDA requirements to ensure an expedited strategy is aligned with future clinical, regulatory and related guideline requirements.
- Key clinical studies will be co-located in the US and abroad to meet the requirements set by FDA for a screening application.


Early-Stage Sales
Pilot Studies Initiated
1 to 5-Year Targets
Future Markets
FDA U.S. FOOD & DRUG ADMINISTRATION

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 10

COMPARABLE

Exact Sciences

Exact Sciences, the makers of ColoGuard, offers the only other competitive product using similar technology.

Other sector companies promote testing for CRC but are using standard tests like FIT or occult blood testing.

Currently, Exact Sciences (NASDAQ: EXAS) has a market cap of ~$16.5 billion.*

Company	Exact Sciences Corporation
Exchange & Ticker	Nasdaq: EXAS
Market Capitalization	$16.5B
Share Price	$96.15
52 Week Range	$89.65 - $159.54
Avg. Volume	1,344,703

*Yahoo! Finance, October 1, 2021

Comparable findings to 10,000 patients in ColoGuard study**

** Imperiale et al. N Engl J Med 4/2014

	SENSITIVITY	SPECIFICITY
ColoAlert	85 %	92 %
ColoGuard** (based on seperate study results)	92 %	87 %

ColoAlert targets lower cost than ColoGuard

ColoAlert has 3 out of 4 biomarkers identical to ColoGuard

ColoGuard requires significantly larger stool samples

ColoGuard is reimbursed @ about $500 in USA

INDEPENDENT MULTI-CENTER CASE COHORT STUDY

- **Performed by** the University Hospitals in Leipzig & Halle-Wittenberg, Germany.
- **18 study centers**
- **566 patients**
- **Reference method:** Colonoscopy
- **Published as:** Dollinger MM et al. Clin Lab 10/2018

Sensitivity is the ability of a test to correctly identify those with the disease (true positive rate), whereas test **specificity** is the ability of the test to correctly identify those without the disease (true negative rate).

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 11

MARKET OPPORTUNITY
Commercial Pipeline Development – Future Product

PANCALERT

- As GenX individuals age into their 40's and 50's they become part of the age group recommended to begin testing for CRC and more.
- Mainz BioMed is currently developing proprietary genetic testing methods for pancreatic cancer.

THE WORLD'S FIRST EARLY DETECTION PANCREATIC CANCER SCREENING TEST based on real-time PCR-based detection of biomarkers in stool samples.


PANC
ALERT
Patient Kit
High Sensitivity
Early Detection Through Tumor DNA
Comfortable Without Invasive Procedure
Conveniently Done at Home

EARLY DECTECTION

- Fighting what could soon become the world's second most deadly cancer.*
- Convenient stool test for at-home use.
- Potential for over 50 million tests per year in Europe alone
- Supported by federal grant from Germany's Federal Ministry for Education and Research.
- Cost of goods sold (COGS) & reimbursement analogous to ColoAlert program.

*https://www.pancan.org/press-releases/pancreatic-cancer-still-on-path-to-become-second-leading-cause-of-cancer-related-death-in-u-s-by-2020/

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 12

COMPANY PROFILE

Management Team



Guido Baechler
CEO & Director

- 30 years of global experience leading public & private life science companies with sustained revenue and EBITDA growth.
- Founded Berkeley Life science Advisors, a diagnostic and life science start-up consulting firm.
- Former CEO at SummerBio, a leading high throughput COVID testing laboratory.
- Former President & CEO at Singulex, Inc. Alameda California – raised over $180M through multiple financings.
- Former Roche molecular diagnostics executive, leading global program management.



William Caragol
CFO

- 30 years of experience working with growth stage technology companies.
- Ex-Board Chair of Thermomedics, Inc., a privately held medical diagnostic equipment company.
- Director & Audit Committee Chair at Greenbox POS (NASDAQ: GBOX) a financial tech company.
- Former Chairman & CEO of PositiveID, a holding company in the fields of bio detection systems and molecular diagnostics.
- Served as Director, Executive VP, COO and CFO of Hawaiian Springs LLC natural spring artesian bottled water company.
- Member of the American Institute of Certified Public Accountants.



Moritz Eidens, PhD
CSO & Director

- Founded PharmGenomics GmbH in 2008 focused on the development of innovative methodologies for the detection of genetic variants.
- Led PharmGenomics as co-CEO and CSO since 2008.
- As CSO at PharmGenomics, responsible for the research and development of several innovative products.
- Managed several national and international consortial grant projects with large industrial or academic partners.
- Responsible for various financing rounds of PharmGenomics GmbH with national and international well reputed Banks such as KfW, Bonn, Germany and diverse business angels.



Philipp Freese
COO

- Seasoned executive managing growth stage companies.
- Co-led Pharmgenomics since as co-CEO and commercial managing director responsible for marketing, sales, operations, legal affairs and finance since 2015.
- Responsible for the marketing and commercialization of ColoAlert in Germany and some selected other European countries.
- Established first customer traction in Germany and raised corresponding investments.
- Responsible for various financing rounds of PharmGenomics GmbH with national and international well reputed Banks such as KfW, Bonn, Germany and diverse business angels.

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

© 2021 MAINZ BIOMED • INVESTOR DECK 13

SUMMARY

Mainz biomed aims to become a leader in the multi-billion-dollar colorectal cancer diagnostics market

- ColoAlert Holds Potential as a Blockbuster Early Detection Test for Colorectal Cancer.
- This is Europe's answer to Exact Sciences' (~$16 billion market cap) ColoGuard product.
- Designed for profitability, rapid commercial uptake, and broad consumer acceptance.
- Mainz BioMed protects its intellectual property through trade secrets to control all critical reagents, processes and formulations.
- Mainz BioMed is developing proprietary genetic testing methods for pancreatic cancer.

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved

© 2021 MAINZ BIOMED • INVESTOR DECK 14

THANK YOU

MAINZBIOMED

CORPORATE PRESENTATION | OCTOBER 2021

Mainz Biomed B.V.
Robert-Koch-Straße 50
55129 Mainz, Germany

Tel: +49 (0) 6131 / 55428-68
Inquiries: info@mainzbiomed.com